OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Levitt Corporation
(Name of Issuer)
Class A Common Stock, $.01 Par Value
(Title of Class of Securities)
52742P108
(CUSIP NUMBER)
Phil Frohlich
1924 South Utica, Suite #1120
Tulsa, Oklahoma 74104-6429
(918) 747-3412
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
– with copies to –
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
August 29, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	52742P108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		2,626,796

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,626,796

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,626,796

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1%

14	TYPE OF REPORTING PERSON*

	IA
     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	52742P108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,626,796

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,626,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,626,796

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1%

14	TYPE OF REPORTING PERSON*

	PN
     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	52742P108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,626,796

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,626,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,626,796

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1%

14	TYPE OF REPORTING PERSON*

	PN
     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	52742P108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PHIL FROHLICH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		2,626,796

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,626,796

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,626,796

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1%

14	TYPE OF REPORTING PERSON*

	IN
     *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
     This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and together with Prescott Small Cap, the “Small Cap Funds”) and Mr. Phil Frohlich the principal of Prescott Capital, relating to shares of common stock of Levitt Corporation, a Florida corporation (the “Issuer”).
     This Schedule 13D relates to shares of Class A Common Stock, $0.01 par value (the “Common Stock”) of the Issuer purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are the general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 2,626,796 shares of Common Stock held by the Prescott Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 2,626,796 shares of Common Stock held by Prescott Master Fund.
Item 1. Security and Issuer
     Securities acquired: Shares of Class A Common Stock, $.01 Par Value (the “Common Stock”).

Issuer:	Levitt Corporation
2200 W. Cypress Creek Road
Fort Lauderdale, FL 33309
Item 2. Identity and Background
     (a) This Statement is jointly filed by Prescott Capital, Prescott Small Cap, Prescott Small Cap, II, and Phil Frohlich. Because Phil Frohlich is the managing member of Prescott Capital, which is the general partner of Prescott Group Funds (with Phil Frohlich and Prescott Capital hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”) to be the beneficial owners of all shares of Common Stock held by Prescott Group Funds. The Reporting Persons (as hereinafter defined) are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.
     (b) The principal place of business for each of the Reporting Persons is 1924 South Utica, Suite #1120, Tulsa, Oklahoma, 74104.
     (c) The principal occupation of Phil Frohlich is serving as the managing member of Prescott Capital. The principal business of Prescott Capital is acting as the general partner of

Prescott Group Funds. The principal business of the Prescott Group Funds is investing in securities.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Prescott Capital and Prescott Group Funds are organized under the laws of the State of Oklahoma. Mr. Frohlich is a citizen of the United States of America.
Item 3. Source and Amount of Funds
     As of September 6, 2007, Prescott Group Funds had invested $5,517,876 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the working capital of Prescott Group Funds.
Item 4. Purpose of the Transaction
     Prescott Group Funds (together with Phil Frohlich the “Reporting Persons”) purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although Reporting Person has no specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.
     The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
     Also, consistent with the investment purpose, the Reporting Person may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives or regulators of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Person may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

     On August 30, 2007, the Reporting Persons had a phone conversation with Alan Levan, the Chairman of Issuer, to discuss whether Issuer had a realistic need to raise the $200 million proposed in their rights offering. The Reporting Persons were already deeply troubled that Issuer’s controlling shareholder (which includes Mr. Levan) unilaterally terminated a $14.40 merger agreement with Issuer in favor of a rights offering set at one-seventh of the prior merger value, a price which Issuer in their own Form S-3 admits does not “necessarily bear any relationship to our past operations, cash flows, current financial condition, or any other established criteria for value”. Also concerning was the fact that, rather than using an independent committee of Directors to determine the amount and price for the offering, Directors with a tremendous conflict of interest were allowed to help determine the terms of this transaction. The Reporting Persons expressed their dismay that in the words of Issuer’s Form S-3, “investors in this offering have no current basis to evaluate the possible merits or risks of any application of the net proceeds of this offering”. Mr. Levan restated the Company’s prior SEC disclosures that the Issuer has made no determination how they will use this money, specifically including whether or not any of these funds will be used to shore up the Issuer’s ailing building subsidiary (presumably the whole reason for the rights offering being considered).
     Mr. Levan acknowledged our concerns, but pointed out that since BFC controlled over 50% of the total vote, the upcoming shareholder transaction was, in his words, “a fait accompli.” At this point, the Reporting Persons realized that the minority shareholders, although they currently control 83.4% of Issuer’s market capitalization, are most likely also “a fait accompli” (toast). The Reporting Persons do plan to vote their proxy against this increase in authorized shares at the upcoming Annual Meeting in order to use their vote on this proposal, which doesn’t matter, to send a message to Issuer’s independent directors.
     Several years ago, ABC News alleged that this same management team used the last big real estate crisis for their personal gain. Interested parties are directed to the following link: http://caselaw.lp.findlaw.com/cgi-bin/getcase.pl?court=11th&navby=case&no=975380man The Reporting Persons grave concern with the current proposed transaction is that the elusive value of Issuer’s real estate holdings provides fertile ground for a similar oppression of the minority interest holder. The large and dilutive increase in shares being created in connection with the rights offering raises the distinct possibility that Issuer’s largest shareholder will use this period of corporate weakness to take their value ownership of Issuer from their current 16.6% to majority control of not just vote, but of value...effectively creating a de facto merger transaction.
     Except to the extent the foregoing may be deemed a plan or proposal, Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer
     (a) The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 18,616,665 shares outstanding, which is the total number of shares of Common Stock outstanding pursuant to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2007.
     As of September 6, 2007, Small Cap Funds beneficially owned 2,626,796 shares of Common Stock, representing approximately 14.1% of the issued and outstanding Common Stock of the Issuer.
     Prescott Capital as the general partner of Prescott Group Funds may also be deemed to beneficially own the 2,626,796 shares of Common Stock held by Prescott Group Funds, representing approximately 14.1% of the issued and outstanding Common Stock of the Issuer.
     In addition Phil Frohlich, as managing member of Prescott Capital, the general partner of Prescott Group Funds, may also be deemed to beneficially own the 2,626,796 shares of Common Stock beneficially owned by Prescott Group Fund.
     Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the shares of Common Stock held by Prescott Group Funds except to the extent of their pecuniary interest therein.
     (b) By virtue of his position with Prescott Capital and Prescott Group Funds, Phil Frohlich has the sole power to vote and dispose of the shares of Common Stock owned by Prescott Group Funds reported in this Statement.
     The filing of this statement on Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 2,626,796 shares of Common Stock owned by Prescott Group Funds. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.
     (c) Annex A attached hereto lists all transactions in the Common Stock during the past sixty days by the Reporting Persons. The transactions in the Common Stock were effected in the open market.
     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Prescott Group Capital Management, L.L.C., Prescott Group Aggressive Small Cap, L.P., Prescott Group Aggressive Small Cap II, L.P. and Phil Frohlich dated September 7, 2007.

Signatures
     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 7, 2007

Prescott Group Capital Management, L.L.C.
By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P. By: Prescott Group Capital Management, L.L.C., its general partner
By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member
Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner
By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Phil Frohlich
By:	/s/ Phil Frohlich
Phil Frohlich